UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Backblaze, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
05637B105
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05637B105

1.	NAMES OF REPORTING PERSONS Gleb Budman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,791,720
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,791,720
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,720
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Calculated by dividing (a) the number of shares of Class A Common Stock reported as beneficially owned as set forth in row 9 by (b) the Issuer’s Class A Common Stock outstanding as of October 31, 2023 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission on November 14, 2023.

Item 1(a).	Name of Issuer:
Backblaze, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
201 Baldwin Ave.
San Mateo, CA 94401

Item 2(a).	Name of Person Filing:
Gleb Budman

Item 2(b)	Address of Principal Business Office, or if None, Residence:
c/o Backblaze, Inc., 201 Baldwin Ave., San Mateo, CA 94401

Item 2(c).	Citizenship:
Gleb Budman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number:
05637B105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
The information required by Items 4(a)-(c) for the Reporting Person is set forth in Rows 5-11 of the cover page hereto for such Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of the Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2024.

By:	/s/ Gleb Budman
Gleb Budman